Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

For the Years Ended December 31, 2005, 2004 and 2003

(in thousands)

	For the Years Ended December 31,
	2005	2004	2003
Net income (loss) before taxes	$5,236	$(28,629)	$(74,522)
Add: Fixed charges, net capitalized interest	10,558	11,520	12,805

Earnings (loss) before fixed charges	$15,794	$(17,109)	$(61,717)

Fixed charges:
Interest expense including amortization of debt issuance costs	$10,558	$11,520	$12,805
Capitalized interest	—	—	—

Total fixed charges	$10,558	$11,520	$12,805

Ratio of earnings to fixed charges(1)	1.5 : 1	—	—

(1)	For 2004 and 2003, the Company had a deficiency of earnings compared to its fixed charges of $28,629 and $74,522, respectively.